Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,	For the fiscal years ended June 30,
	2013	2013	2012	2011	2010	2009
Earnings:
Income (loss) before income tax expense	$1,076	$8,736	$4,463	$3,098	$2,762	$(3,205)
Add:
Equity (earnings) losses from affiliates	(92)	(655)	(636)	(352)	(353)	377
Dividends received from affiliates	13	324	281	252	239	215
Fixed charges, excluding capitalized interest	307	1,217	1,186	1,125	1,163	1,091
Amortization of capitalized interest	11	42	37	44	62	34

Total earnings (losses) available for fixed charges	$1,315	$9,664	$5,331	$4,167	$3,873	$(1,488)

Fixed charges:
Interest on debt and finance lease charges	$272	$1,063	$1,032	$962	$999	$924
Capitalized interest	—	41	42	44	44	55
Perpetual preference dividends paid					—	—
Interest element on rental expense	35	154	154	163	164	167

Total fixed charges	$307	$1,258	$1,228	$1,169	$1,207	$1,146

Ratio of earnings to fixed charges	4.3	7.7	4.3	3.6	3.2	**

**	Earnings did not cover fixed charges by $2.6 billion during the fiscal year ended June 30, 2009 due to the non-cash impairment charge of $5.8 billion ($4.4 billion, net of tax) consisting of a write-down of Twenty-First Century Fox, Inc.’s indefinite-lived intangible assets (primarily FCC licenses in the Television segment) of $4.2 billion and a write-down of $1.6 billion of goodwill.